12010627

SEC Mail Processing Section

FEB 10 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423-A PLANTATION CENTER DRIVE
(No. and Street)

MATTHEWS (City) NC (State) 28105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SUTHERLAND 704-708-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER, SMITH & ROLLER P.A.
(Name – *if individual, state last, first, middle name*)

7229 ALBEMARLE ROAD STE: A (Address) CHARLOTTE (City) NC (State) 28227 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK SUTHERLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION PARTNERS LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERTINA M. DANIEL NOTARY PUBLIC UNION COUNTY, NC

Signature

PRINCIPAL

Title

Bertina M. Daniel

Notary Public

Bertina M. Daniel - my commission expires 8/24/2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Moyer, Smith & Roller, P.A.
Certified Public Accountants

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2011

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

	Page
Financial Statements:	
Independent Auditors' Report	2
Balance Sheet	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Members' Equity	6
Notes to Financial Statements	7 - 9
Report on Internal Control Required by SEC Rule 17a – 5(g)(1)	10 - 11

Prepare for Tomorrow

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
charlotte@msr-cpa.com
www.msr-cpa.com

Independent Auditors' Report

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

We have audited the accompanying balance sheet of Innovation Partners, LLC as of December 31, 2011, and the related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 20, 2012

INNOVATION PARTNERS, LLC
Balance Sheet
December 31, 2011

ASSETS

Current Assets		
Cash	$	47,502
CRD Account		34
Prepaid Expenses		10,963
Total Current Assets		58,499
TOTAL ASSETS	$	58,499

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Total Liabilities	$	-
Members' Equity		58,499
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	58,499

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2011

Revenues	$	332,707
Operating Expenses		
Commissions Expense		33,659
Licenses and NASD Fees		42,581
Miscellaneous Expense		5,688
Professional Fees		214,315
Rent		10,560
Total Operating Expenses		306,803
Net Income (Loss) From Operations	$	25,904

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	25,904
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in CRD Account	(	20)
(Increase) Decrease in Prepaid Expenses	(	2,444)
NET CASH PROVIDED BY OPERATING ACTIVITIES		23,440
NET INCREASE IN CASH AND CASH EQUIVALENTS		23,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		24,062
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	47,502

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2011

Description:

Beginning Balance	$	32,595
Plus: Net Income		25,904
Ending Balance	$	58,499

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Notes To Financial Statements
December 31, 2011

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through January 20, 2012, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2011, Insigne Advisor Consulting, LLC, which is owned by the members of Innovation Partners, LLC, was paid $175,159 in consulting fees for actuarial product development. The Company paid Insigne Advisor Consulting, LLC $10,560 for office space.

During 2011, the Company paid $1,766 to Yanique Lawrence and $19,760 to Patrick Sutherland for commissions and other professional services. Both are members of the LLC.

NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2011, is computed as follows:

Total Assets	$ 58,499
Total Liabilities	-
Total Net Worth	58,499
Subordinate Loans	-
Adjusted Net Worth	58,499
Less Non-Allowable Assets:	
CRD Account	(34)
Prepaid Expenses	(10,963)
Current Capital	47,502
Less Haircuts	-
Net Capital	47,502
Required Capital	5,000
Excess Net Capital	42,502
Aggregate Indebtedness	-
Aggregate Indebtedness to Net Capital	-

The computed excess net capital per the company agreed with audited excess net capital.

Excess Net Capital	$ 42,502
Excess Net Capital per company computation	42,502
Difference	$ -

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
charlotte@msr-cpa.com
www.msr-cpa.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

January 20, 2012